SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

2

Independent Auditors´ review report of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the accompanying interim condensed consolidated financial position of Nu Holdings Ltd. (“Company”) as at June 30, 2022, the condensed consolidated statements of profit or loss and comprehensive income or loss for the three and six-month periods then ended, changes in equity and cash flows for six-month period then ended, and notes to the interim condensed consolidated financial statements.

Management is responsible for the preparation and presentation of this interim condensed consolidated financial statements in accordance with IAS 34, ‘Interim Financial Reporting’ issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of reveiw

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements as at June 30, 2022 are not prepared, in all material respects, in accordance with IAS 34, ‘Interin Financial Reporting’.

São Paulo, August 15, 2022

KPMG Auditores Independentes Ltda.

CRC SP-027685/O-0 'F'

Rodrigo de Mattos Lia

Contador CRC 1SP252418/O-3

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three and six-month periods ended June 30, 2022 and 2021

(In thousands of U.S. Dollars, except loss per share)

		Three-month period ended		Six-month period ended
	Note	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Interest income and gains (losses) on financial instruments	6	853,013	184,893	1,472,456	312,238
Fee and commission income	6	304,548	151,195	562,372	268,913
Total revenue		1,157,561	336,088	2,034,828	581,151
Interest and other financial expenses	6	(407,500)	(57,236)	(680,503)	(88,979)
Transactional expenses	6	(48,036)	(29,782)	(82,484)	(56,131)
Credit loss allowance expenses	7	(338,492)	(82,668)	(614,214)	(153,962)
Total cost of financial and transactional services provided		(794,028)	(169,686)	(1,377,201)	(299,072)
Gross profit		363,533	166,402	657,627	282,079

Operating expenses
Customer support and operations	8	(77,703)	(40,968)	(139,274)	(73,098)
General and administrative expenses	8	(229,505)	(122,295)	(474,613)	(238,143)
Marketing expenses	8	(36,208)	(14,631)	(63,816)	(19,498)
Other income (expenses)	8	(44,729)	4,954	(72,187)	(11,245)
Total operating expenses		(388,145)	(172,940)	(749,890)	(341,984)

Loss before income taxes		(24,612)	(6,538)	(92,263)	(59,905)

Income taxes
Current taxes	26	(96,249)	(52,248)	(195,301)	(83,756)
Deferred taxes	26	91,011	43,566	212,710	78,958
Total income taxes		(5,238)	(8,682)	17,409	(4,798)

Loss for the period		(29,850)	(15,220)	(74,854)	(64,703)
Loss attributable to shareholders of the parent company		(29,697)	(15,220)	(74,798)	(64,703)
Loss attributable to non-controlling interests		(153)	-	(56)	-

Loss per share – Basic and Diluted	9	(0.0064)	(0.0111)	(0.0160)	(0.0477)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	9	4,670,972	1,366,612	4,665,688	1,357,132

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

For the three and six-month periods ended June 30, 2022 and 2021

(In thousands of U.S. Dollars)

		Three-month period ended		Six-month period ended
	Note	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Loss for the period		(29,850)	(15,220)	(74,854)	(64,703)

Other comprehensive income or loss:
Effective portion of changes in fair value		(7,193)	(4,438)	(26,244)	(1,705)
Changes in fair value reclassified to profit or loss		4,696	(282)	5,875	(352)
Deferred income taxes		(3,794)	1,887	3,268	828
Cash flow hedge	17	(6,291)	(2,833)	(17,101)	(1,229)

Changes in fair value		(19,765)	167	(16,557)	167
Deferred income taxes		1,945	(67)	(3,047)	(67)
Financial assets at fair value through other comprehensive income		(17,820)	100	(19,604)	100

Currency translation on foreign entities		(49,457)	49,769	14,017	28,765

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		(73,568)	47,036	(22,688)	27,636

Changes in fair value - own credit adjustment	18	(228)	(175)	3,329	(549)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		(228)	(175)	3,329	(549)
Total other comprehensive income (loss), net of tax		(73,796)	46,861	(19,359)	27,087
Total comprehensive income (loss) for the period, net of tax		(103,646)	31,641	(94,213)	(37,616)
Total comprehensive income (loss) attributable to shareholders of the parent company		(103,493)	31,641	(94,157)	(37,616)
Total comprehensive income (loss) attributable to non-controlling interests		(153)	-	(56)	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	06/30/2022	12/31/2021

Assets
Cash and cash equivalents	11	3,701,020	2,705,675
Financial assets at fair value through profit or loss		967,329	918,332
Securities	12	856,994	815,962
Derivative financial instruments	17	109,934	101,318
Collateral for credit card operations	20	401	1,052
Financial assets at fair value through other comprehensive income		8,850,741	8,163,428
Securities	12	8,850,741	8,163,428
Financial assets at amortized cost		10,141,709	6,982,835
Compulsory and other deposits at central banks		1,552,139	938,659
Credit card receivables	13	6,478,470	4,780,520
Loans to customers	14	1,675,776	1,194,814
Other credit operations	15	374,188	50,349
Other financial assets		61,136	18,493
Other assets	16	331,383	232,915
Deferred tax assets	26	598,917	360,752
Right-of-use assets		21,888	6,426
Property, plant and equipment		18,658	14,109
Intangible assets	1	147,432	72,337
Goodwill	1	409,604	401,872
Total assets		25,188,681	19,858,681

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	06/30/2022	12/31/2021
Liabilities
Financial liabilities at fair value through profit or loss		121,978	102,380
Derivative financial instruments	17	86,511	87,278
Instruments eligible as capital	18	18,554	12,056
Repurchase agreements		16,913	3,046
Financial liabilities at amortized cost		19,695,082	14,706,713
Deposits	19	13,293,235	9,667,300
Payables to network	20	5,930,966	4,882,159
Borrowings and financing	21	470,881	147,243
Securitized borrowings	21	-	10,011
Salaries, allowances and social security contributions		88,070	97,909
Tax liabilities		219,905	241,197
Lease liabilities		25,021	7,621
Provision for lawsuits and administrative proceedings	22	17,288	18,082
Deferred income	23	36,595	30,657
Deferred tax liabilities	26	43,283	29,334
Other liabilities		203,300	182,247
Total liabilities		20,450,522	15,416,140

Equity
Share capital	27	83	83
Share premium reserve	27	4,962,573	4,678,585
Accumulated gain (losses)	27	(95,911)	(128,409)
Other comprehensive income (loss)	27	(128,586)	(109,227)
Equity attributable to shareholders of the parent company		4,738,159	4,441,032
Equity attributable to non-controlling interests		-	1,509
Total equity		4,738,159	4,442,541

Total liabilities and equity		25,188,681	19,858,681

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the six-month periods ended June 30, 2022 and 2021

(In thousands of U.S. Dollars)

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the six-month period		-	-	(74,798)	-	-	-	-	(74,798)	(56)	(74,854)
Share-based compensation granted, net of shares withheld for employee taxes	10	-	-	107,296	-	-	-	-	107,296	-	107,296
Stock options exercised		-	3,304	-	-	-	-	-	3,304	-	3,304
Shares issued on business acquisition	1	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	27	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Deconsolidation of subsidiary	3	-	-	-	-	-	-	-	-	(1,453)	(1,453)
Other comprehensive income or loss, net of tax	27
Cash flow hedge		-	-	-	-	(17,101)	-	-	(17,101)	-	(17,101)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(19,604)	-	(19,604)	-	(19,604)
Currency translation on foreign entities		-	-	-	14,017	-	-	-	14,017	-	14,017
Own credit adjustment		-	-	-	-	-	-	3,329	3,329	-	3,329
Balances as of June 30, 2022		83	4,962,573	(95,911)	(96,919)	(15,614)	(17,863)	1,810	4,738,159	-	4,738,159

8

				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total equity
Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	-	(468)	438,111
Loss for the six-month period	-	-	(64,703)	-	-	-	-	(64,703)
Share-based payments granted, net of shares withheld for employee taxes	-	-	62,326	-	-	-	-	62,326
Stock options exercised	-	6,579	-	-	-	-	-	6,579
Shares issued on business acquisition	-	271,229	-	-	-	-	-	271,229
Issuance of preferred shares (Series F-1)	5	400,910	-	-	-	-	-	400,915
Issuance of preferred shares (Series G)	3	399,997	-	-	-	-	-	400,000
Issuance of preferred shares (Series G-1)	28	399,972	-	-	-	-	-	400,000
Shares repurchased	-	(4,449)	-	-	-	-	-	(4,449)
Other comprehensive income or loss, net of tax						-		-
Cash flow hedge	-	-	-	-	(1,229)	-	-	(1,229)
Other comprehensive income (loss)	-	-	-	-	-	100	-	100
Currency translation on foreign entities	-	-	-	28,765	-	-	-	28,765
Own credit adjustment	-	-	-	-	-	-	(549)	(549)
Balances as of June 30, 2021	81	2,112,245	(104,818)	(68,316)	(1,180)	100	(1,017)	1,937,095

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	06/30/2022	06/30/2021

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the six-month period		(74,854)	(64,703)
Adjustments:
Depreciation and amortization	8	18,088	5,242
Credit loss allowance expenses	7	625,185	165,815
Deferred income taxes	26	(212,710)	(78,958)
Provision for lawsuits and administrative proceedings	22	(1,958)	320
Unrealized losses (gains) on other investments		(5,067)	-
Unrealized losses (gains) on financial instruments		38,458	95,216
Interest accrued		8,907	4,658
Share-based payments granted		135,656	53,512
		531,705	181,102

Changes in operating assets and liabilities:
Securities		(773,539)	(1,238,495)
Compulsory deposits and others at central banks		(635,319)	(204,739)
Credit card receivables		(2,459,157)	(1,066,399)
Loans to customers		(1,145,997)	(426,329)
Other credit operations		(335,367)	-
Interbank transactions		-	(4,106)
Other assets		(145,172)	(1,353)
Deposits		3,755,012	1,579,763
Payables to network		1,086,143	608,114
Deferred income		6,149	5,216
Other liabilities		230,430	128,811

Interest paid		(8,274)	(6,707)
Income tax paid		(234,444)	(24,557)
Interest received		670,462	196,222
Cash flows (used in) generated from operating activities		542,632	(273,457)

10

	Note	06/30/2022	06/30/2021

Cash flows from investing activities
Acquisition of property, plant and equipment		(7,425)	(2,010)
Acquisition of intangible assets		(45,611)	(3,492)
Acquisition of subsidiary, net of cash acquired	1	(10,346)	(108,993)
Acquisition of securities - equity instruments		(2,500)	-
Cash flow (used in) generated from investing activities		(65,882)	(114,495)

Cash flows from financing activities
Issuance of preferred shares		-	800,000
Issuance of shares on IPO over-allotment		247,998	-
Transactions costs from IPO over-allotment		(3,985)	-
Payments of securitized borrowings	21	(10,633)	(33,261)
Proceeds from borrowings and financing	21	353,878	26,955
Payments of borrowings and financing	21	(38,305)	(60,244)
Lease payments		(2,416)	(2,197)
Exercise of stock options	27	3,304	6,579
Cash flows (used in) generated from financing activities		549,841	737,832
Change in cash and cash equivalents		1,026,591	349,880

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents		(31,246)	(31,193)
Cash and cash equivalents - end of the period	11	3,701,020	2,662,467
Increase (decrease) in cash and cash equivalents		1,026,591	349,880

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of June 30, 2022, its significant operating subsidiaries were:

●	Nu Pagamentos S.A. - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) NuConta, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account such as: electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through NuConta's account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, and retail deposits on-demand or with specific maturity for redemption of balances and remuneration rates equal or higher than NuConta.
●	Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.

12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

The Company and its consolidated subsidiaries are referred to in these interim condensed consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group’s rapid growth, in accordance with its business plan.

The Company’s Board authorized the issuance of these interim condensed consolidated financial statements on August 12, 2022.

a) Acquisition activities completed during the period

i) Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement ("SPA") to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these interim condensed consolidated financial statements. Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established in the SPA and the liquidation of the first part of the acquisition's contractual price.

In 2016, Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to provide suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. In addition, Olivia's strategic capabilities in data science and its highly specialized team will enable Nu to continue creating and offering new products based on artificial intelligence. The transaction qualified as a business combination and was accounted for using the acquisition method of accounting.

Purchase consideration at acquisition date

The total purchase price was US$47,225, of which US$10,554 settled on the acquisition date in cash and the remainder is to be settled upon issuance of 3,909,449 shares on the first anniversary of the acquisition date.

In connection with Olivia's acquisition, Nu Holdings expects to issue an aggregate of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by the former shareholders and employees who became part of the Group following the closing, which were then considered as compensation and not a component of the purchase consideration transferred.

Net identifiable assets acquired, and liabilities assumed

The control over the entities was transferred to Nu in January 2022. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, with the exception of the measurement of the fair value of the intangible assets and, therefore, the measurement of goodwill. The purchase price allocation, including the preliminary allocation to the intangible assets and goodwill is shown below.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Identifiable intangible assets will be amortized over a period of 3 to 6 years, according to their useful life, defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Olivia’s acquisition relates to future benefits expected to be realized through different strategies, such as the usage of the technology and Olivia's professional technical team within the ecosystem of Nu's solutions.

Fair value recognized on acquisition - US$
Identifiable assets and liabilities
Cash and cash equivalents	208
Other assets	615
Intangible assets	42,421
Liabilities	(6,400)
Total identifiable net assets at fair value	36,844

Goodwill arising on acquisition	10,381
Purchase consideration transferred	47,225
Equity consideration	36,671
Cash consideration	10,554

The additional intangible assets recognized, and the allocation of the purchase price were customer relationship (US$3,670) and intellectual property (US$38,751), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 15.9% and (ii) the residual value was calculated based on projected cash flows.

Net cash outflow on acquisition

US$
Consideration paid in cash	10,554
(-) Cash and cash equivalent balances acquired	(208)
Net cash outflow	10,346

Impact of the acquisition on the results of the Group

Olivia contributed US$568 in revenues and a US$14,801 loss for the six-month period between the date of acquisition and the reporting date. As Olivia was acquired on January 3, 2022, no other impact on revenue or loss would occur in these interim condensed financial statements.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

b) Reconciliation of goodwill and intangible assets shown in the consolidated statements of financial position

	June 30, 2022
	Goodwill	Intangible assets
Easynvest's acquisition	393,332	39,487
Cognitect's acquisition	831	-
Spin Pay's acquisition	5,060	7,008
Olivia's acquisition	10,381	41,949
Other intangible assets	-	58,988
Total	409,604	147,432

2. Statement of compliance

These interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed notes were included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the "Annual Financial Statements”).

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a of the annual financial statements as at and for the year ended December 31, 2021, remain valid for these interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these interim condensed consolidated financial statements is the US Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian real, for the Mexican entities, Mexican peso and for the Colombian entity, the Colombian peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ are recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

b) New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for, but had no impact on, the period covered by these interim condensed consolidated financial statements.

●	Reference to the Conceptual Framework (Amendments to IFRS 3)

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

●	Annual Improvements to IFRS Standards 2018–2020 (Amendments to IFRS 9 and IFRS 16)

c) Other new standards and interpretations not yet effective

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Definition of Accounting Estimates (Amendments to IAS 8)
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

Management does not expect the adoption of the standards and interpretations described above to have a significant impact on the consolidated financial statements.

3. Basis of consolidation

These interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, directly or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary. During the six-month period ended June 30, 2022, Nu deconsolidated Nu Fundo de Investimentos em Ações (“Nu FIA”) due to the loss of its control.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests, when applicable.

These interim condensed consolidated financial statements include, among other entities, the operational subsidiaries listed below:

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Entity	Control	Principal activities	Functional currency	Country	June 30, 2022	December 31, 2021
Nu BN Servicios México, S.A. de CV (“Nu Servicios")	Indirect	Credit card operations	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former “Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	100%

In addition, the Company consolidated the following investment fund in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”) and Nu México Financiera, S.A. de C.V., S.F.P. ("Nu Financiera"), a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission (“CNBV”), and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. Significant accounting policies

The significant accounting policies adopted by the Group in the preparation of these interim condensed consolidated financial statements are consistent with those adopted and disclosed in the financial statements and each corresponding note for the year ended December 31, 2021.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates; and estimates and assumptions are reviewed on a periodic basis. Revisions to the estimates are recognized prospectively.

The significant assumptions and estimates used in the preparation of these interim consolidated financial statements for the three and six-month periods ended on June 30, 2022 were the same as those adopted in the consolidated financial statements for the year ended December 31, 2021, except for the change of the write-off period applied based on the estimate of recovery for the lending portfolio, as explained in note 14.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used to the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On June 30, 2022, the probability weighted ECL allowance totaled US$967,624 of which US$697,347 related to credit card operations and US$270,277 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weighting of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Upside	Base case	Downside

Credit card and lending ECL	952,212	967,490	983,654

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downside

2022- Brazilian GDP growth	2.0%	0.8%	-0.4%

b) Recovery estimate - lending portfolio

During the six-month period ended June 30, 2022, the Group updated its recovery estimate for the loan portfolio, as described in note 14.

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Interest income – credit card	243,916	83,075	410,056	143,239
Interest income - lending	228,035	47,125	422,182	76,645
Interest income – other assets at amortized cost	95,449	13,350	136,395	21,869
Interest income – other credit operations	32,108	2,116	55,488	3,394
Interest income and gains (losses) on financial instruments at fair value	253,505	39,227	448,335	67,091
Financial assets at fair value	264,464	38,460	459,364	64,175
Other	(10,959)	767	(11,029)	2,916
Total interest income and gains (losses) on financial instruments	853,013	184,893	1,472,456	312,238

The interest income presented above from credit card, lending, other assets at amortized cost and other credit operations represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

Interest income - other credit operations is related to the acquisition of credit card receivables, as described in note 15.

b) Fee and commission income

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Interchange fees	224,437	107,357	413,943	190,974
Recharge fees	19,244	10,597	35,189	18,302
Rewards revenue	6,022	7,276	12,354	13,881
Late fees	25,515	11,376	46,216	21,027
Other fee and commission income	29,330	14,589	54,670	24,729
Total fee and commission income	304,548	151,195	562,372	268,913

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of acquisition costs.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

c) Interest and other financial expenses

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Interest expense on deposits	362,842	49,128	610,059	74,544
Other interest and similar expenses	44,658	8,108	70,444	14,435
Interest and other financial expenses	407,500	57,236	680,503	88,979

d) Transactional expenses

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Bank slip costs	8,942	9,334	16,455	18,935
Rewards expenses	10,932	8,753	21,039	16,477
Credit and debit card network costs	15,879	7,831	22,909	13,397
Other transactional expenses	12,283	3,864	22,081	7,322
Total transactional expenses	48,036	29,782	82,484	56,131

7. Credit loss allowance expenses

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Additions	294,241	68,922	597,554	182,669
Reversals	(71,617)	(9,992)	(204,874)	(65,723)
Net increase of loss allowance (note 13)	222,624	58,930	392,680	116,946
Recovery	(6,209)	(5,811)	(9,754)	(11,679)
Credit card receivables	216,415	53,119	382,926	105,267

Additions	157,759	35,644	339,718	64,443
Reversals	(34,687)	(5,969)	(107,213)	(15,574)
Net increase of loss allowance (note 14)	123,072	29,675	232,505	48,869
Recovery	(995)	(126)	(1,217)	(174)
Loans to customers	122,077	29,549	231,288	48,695
Total	338,492	82,668	614,214	153,962

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

8. Operating expenses

	Three-month period ended 06/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	29,462	34,496	-	-	63,958
Credit analysis and collection costs	12,371	10,902	-	-	23,273
Customer services	19,074	2,708	-	-	21,782
Salaries and associated benefits	11,399	70,414	3,781	-	85,594
Credit and debit card issuance costs	2,795	12,953	-	-	15,748
Share-based compensation (note 10)	-	61,076	-	-	61,076
Specialized services expenses	-	9,529	-	-	9,529
Other personnel costs	1,693	8,717	254	-	10,664
Depreciation and amortization	815	9,618	-	-	10,433
Marketing expenses	-	-	32,173	-	32,173
Others	94	9,092	-	44,729	53,915
Total	77,703	229,505	36,208	44,729	388,145

	Three-month period ended 06/30/2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	13,822	12,708	-	-	26,530
Credit analysis and collection costs	7,760	4,826	-	-	12,586
Customer services	9,868	1,606	-	-	11,474
Salaries and associated benefits	4,568	36,067	1,431	-	42,066
Credit and debit card issuance costs	4,206	5,684	-	-	9,890
Share-based compensation (note 10)	-	42,502	-	-	42,502
Specialized services expenses	-	6,238	-	-	6,238
Other personnel costs	513	3,653	53	-	4,219
Depreciation and amortization	140	2,595	-	-	2,735
Marketing expenses	-	-	13,147	-	13,147
Others	91	6,416	-	(4,954)	1,553
Total	40,968	122,295	14,631	(4,954)	172,940

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	Six-month period ended 06/30/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	48,856	63,083	-	-	111,939
Credit analysis and collection costs	20,408	19,722	-	-	40,130
Customer services	39,067	4,721	-	-	43,788
Salaries and associated benefits	20,356	141,417	6,939	-	168,712
Credit and debit card issuance costs	6,394	22,202	-	-	28,596
Share-based compensation (note 10)	-	138,793	-	-	138,793
Specialized services expenses	-	19,162	-	-	19,162
Other personnel costs	2,718	17,175	533	-	20,426
Depreciation and amortization	1,381	16,707	-	-	18,088
Marketing expenses	-	-	56,344	-	56,344
Others	94	31,631	-	72,187	103,912
Total	139,274	474,613	63,816	72,187	749,890

	Six-month period ended 06/30/2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	25,616	22,230	-	-	47,846
Credit analysis and collection costs	13,086	8,477	-	-	21,563
Customer services	18,088	2,835	-	-	20,923
Salaries and associated benefits	8,551	67,831	2,573	-	78,955
Credit and debit card issuance costs	6,360	9,636	-	-	15,996
Share-based compensation (note 10)	-	91,399	-	-	91,399
Specialized services expenses	-	13,615	-	-	13,615
Other personnel costs	939	5,989	108	-	7,036
Depreciation and amortization	264	4,978	-	-	5,242
Marketing expenses	-	-	16,817	-	16,817
Others	194	11,153	-	11,245	22,592
Total	73,098	238,143	19,498	11,245	341,984

9. Loss per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

Loss attributable to shareholders of the parent company	(29,697)	(15,220)	(74,798)	(64,703)
Total weighted average of ordinary outstanding shares – basic and diluted (in thousands of shares)	4,670,972	1,366,612	4,665,688	1,357,132
Loss per share – basic and diluted (US$)	(0.0064)	(0.0111)	(0.0160)	(0.0477)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	309,679	3,147,939	309,679	3,147,939

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

The Company has instruments that will become ordinary shares upon the exercise, vesting, conversion, or upon the satisfaction of specific conditions related to business combinations. These instruments were considered antidilutive because they would decrease the loss per share. These antidilutive instruments were not included in the weighted number of shares for the diluted earnings per share and they comprise SOPs, RSUs, and Awards described in note 10 and preferred and contingent shares described in note 27. The number of shares for all periods presented were adjusted to reflect the 6-for-1 forward share split approved on August 30, 2021 (note 27).

10. Share-based payments

The Group’s employee incentives include share settled awards in the form of stock, offering them the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and also the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs, RSUs and Awards after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	06/30/2022	WAEP (US$)	12/31/2021	WAEP (US$)

Outstanding on January 1	143,889,439	0.50	42,515,821	1.58
Granted during the period	-	-	1,141,362	23.75
Exercised during the period	(31,617,827)	0.10	(18,822,551)	0.38
Forfeited during the period	(4,505,483)		(853,059)
Balances before 6-for-1 forward share split	107,766,129	0.69	23,981,573	3.01
Issuance of options due to 6-for-1 forward split	-		119,907,866
Outstanding on June 30 / December 31	107,766,129	0.69	143,889,439	0.50
Exercisable on June 30 / December 31	79,186,733	0.48	101,416,310	0.20

RSUs	06/30/2022	WAGDFV (US$)	12/31/2021	WAGDFV (US$)

Outstanding on January 1	80,924,937	4.82	5,294,454	10.47
Granted during the period	20,608,194	6.03	13,103,243	36.65
Vested during the period	(10,486,188)	3.41	(3,092,289)	15.06
Forfeited during the period	(5,472,887)		(1,817,919)
Balances before 6-for-1 forward share split	85,574,056	5.29	13,487,489	28.91
Issuance of options due to 6-for-1 forward split	-		67,437,448
Outstanding on June 30 / December 31	85,574,056	5,29	80,924,937	4.82

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

The following table presents the total amount of share-based compensation granted, the related expenses for the three and six-month periods ended June 30, 2022, and 2021 and provision for taxes as of June 30, 2022 and December 31, 2021.

	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021

SOP and RSU expenses and related corporate taxes and social wages expenses	15,922	31,212	59,677	66,495
RSUs and SOPs grant - business combination	4,612	6,363	16,223	14,955
Awards expenses and related taxes	39,252	4,927	61,603	9,949
Fair value adjustment - hedge of corporate taxes and social wages (note 17)	1,290	-	1,290	-
Total share-based compensation expenses	61,076	42,502	138,793	91,399

Share-based payments granted, net of shares withheld for employee taxes	50,591	27,690	107,296	62,326

	06/30/2022	12/31/2021
Liability provision for taxes presented as salaries, allowances and social security contributions	32,261	61,772

11. Cash and cash equivalents

	06/30/2022	12/31/2021

Reverse repurchase agreement in foreign currency	1,273,771	1,115,805
Short-term investments	1,348,197	1,412,901
Voluntary deposits at central banks	676,129	-
Bank balances	393,747	174,142
Other cash and cash equivalents	9,176	2,827
Total	3,701,020	2,705,675

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements are in Brazilian reais, and the average rate of remuneration as of June 30, 2022, and December, 31 2021 is substantially 99% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Voluntary deposits at central banks are deposits made by the subsidiary Nu Financeira at the Brazilian Central Bank and are considered as cash and cash equivalents as they mature in one business day.

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

12. Securities

a) Financial instruments at FVTPL

	6/30/2022							12/31/2021
				Breakdown by maturity				Fair Value
Financial instruments at FVTPL	Maturity	Cost	Fair Value	No maturity	Up to 12 months		Over 12 months
Government bonds (i)
Brazil	09/22 - 03/24 12/27	437,011	437,587	-	437,587		-	571,753
Total government bonds		437,011	437,587	-	437,587		-	571,753

Corporate bonds and other instruments
Bill of credit (LC)	07/22 - 09/22	39	41	-	41		-	14
Certificate of bank deposits (CDB)	07/22 - 07/30	5,913	6,053	-	4,248		1,805	81,810
Real estate and agribusiness letter of credit	07/22 - 01/26	1,782	1,700	-	233		1,467	1,508
Corporate bonds and debentures	05/24 - 09/29	10,700	10,789	-	5,179		5,610	120,859
Equity instrument (ii)	n/a	13,512	23,017	23,017	-		-	30,735
Investment funds (iii)	n/a	137,175	145,114	106,681	38,433		-	9,125
Stocks issued by public-held company	n/a	-	-	-	-		-	158
Time deposit	10/22	233,162	232,693	-	232,693		-	-
Total corporate bonds and other instruments		402,283	419,407	129,698	280,827	-	8,882	244,209
Total financial instruments at FVTPL		839,294	856,994	129,698	718,414		8,882	815,962

	06/30/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian reais	3,160,830	601,284	3,718,139	666,835
American dollars	232,693	232,693	118,392	118,392
Indian rupee	1,817,768	23,017	2,364,231	30,735
Total		856,994		815,962

i) Government bonds are mainly composed of Financial Treasury Bills ("LFTs"), National Treasury Bills ("LTNs") and National Treasury Notes ("NTNs"), which had an average return of 103.5% of CDI in the six-month period ended June 30, 2022 (106.3% during 2021) and are classified as level 1 in the fair value hierarchy, as described in note 25.

(ii) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of June 30, 2022 and December 31, 2021, the total fair value of these investments corresponded to US$23,017, classified as level 3 in the fair value hierarchy, as described in note 25.

(iii) Refers to investments in funds in which assets are mostly Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy, as described in note 25. Such investments are indexed to the Brazilian CDI rate and had an average return of 100.1% of the Brazilian CDI rate in the six-month period ended June 30, 2022 (86.1% during 2021).

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

b) Financial instruments at FVTOCI

		06/30/2022				12/31/2021
				Maturities		Fair Value
Financial instruments at FVTOCI	Maturity	Cost	Fair Value	Up to 12 months	Over 12 months
Government bonds (i)
Brazil	09/22 - 09/27	7,098,389	7,108,736	3,080,270	4,028,466	6,074,435
United States of America	07/22 - 06/25	436,014	431,503	305,612	125,891	830,124
Colombia	02/24	501	469	-	469	504
Total government bonds		7,534,904	7,540,708	3,385,882	4,154,826	6,905,063

Corporate bonds and other instruments
Corporate bonds and debentures	07/22 - 10/70	910,748	891,426	254,561	636,865	924
Investment funds	11/25 - 03/26	228,370	228,370	-	228,370	137,759
Time deposit	08/22 - 06/23	190,371	190,237	190,237	-	1,119,682
Total corporate bonds and other instruments		1,329,489	1,310,033	444,798	865,235	1,258,365
Total financial instruments at FVTOCI		8,864,393	8,850,741	3,830,680	5,020,061	8,163,428

	06/30/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian reais	38,577,673	7,338,623	34,643,103	6,213,118
American dollars	1,512,118	1,512,118	1,950,310	1,950,310
Total		8,850,741		8,163,428

(i) Includes US$3,304,079 (US$2,082,519 on December 31, 2021) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$135,342 (US$116,254 on December 31, 2021). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 25.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

13. Credit card receivables

a) Composition of receivables

	06/30/2022	12/31/2021

Receivables - current (i)	3,228,581	2,341,492
Receivables - installments (i)	3,363,952	2,483,647
Receivables - revolving (ii)	570,668	337,014
Total receivables	7,163,201	5,162,153
Fair value adjustment - portfolio hedge (note 17)	(212)	-
Total	7,162,989	5,162,153

Credit card ECL allowance
Presented as deduction of receivables	(684,519)	(381,633)
Presented as "Other liabilities"	(12,828)	(9,046)
Total credit card ECL allowance	(697,347)	(390,679)
Receivables, net	6,465,642	4,771,474
Total receivables presented as assets	6,478,470	4,780,520

(i) "Receivables - current" is related to purchases made by customers due on the next credit card billing date. “Receivables – installments” is related to purchases in installments (“parcelado” in Brazil) which are financed by the merchant. With this product, the cardholder's purchase is paid in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 20) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables – installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (“fatura parcelada”).

(ii) "Receivables - revolving" is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada” - a type of installment loan which is settled through the customer’s monthly credit card bills.

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

b) Breakdown by maturity

	06/30/2022		12/31/2021
	Amount	%	Amount	%
Installments overdue by:
<= 30 days	179,693	2.5%	77,527	1.5%
30 < 60 days	61,201	0.9%	34,476	0.7%
60 < 90 days	49,512	0.7%	26,747	0.5%
> 90 days	245,574	3.4%	138,380	2.7%
Total overdue installments	535,980	7.5%	277,130	5.4%

Installments not overdue due in:
<= 30 days	3,192,148	44.6%	2,401,149	46.5%
30 < 60 days	1,220,456	17.0%	904,864	17.5%
> 60 days	2,214,617	30.9%	1,579,010	30.6%
Total not overdue installments	6,627,221	92.5%	4,885,023	94.6%
Total	7,163,201	100.0%	5,162,153	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of current receivables and future bill installments ("parcelado").

c) Credit loss allowance - by stages

As of June 30, 2022, the credit card ECL allowance totaled US$697,347 (US$390,679 as of December 31, 2021). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored across multiple committees, supporting the decision-making process and is discussed in the primary credit forums along with the Group.

All receivables are classified through stages, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is primarily related to all receivables more than 30 (thirty), but less than 90 (ninety), days in arrears, or with an increase in client's behavior risk score compared to the time of the origination; and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indications that the financial asset will not be fully paid without a collateral or financial guarantee.

The majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively as of June 30, 2022 and December 31, 2022. The proportion of stage 3 exposures increased to 5.0% on June 30, 2022 from 3.8% on December 31, 2021, as delinquency flows through the stages following the seasonal increases in stage 2 observed in the first quarter. The stage 3 movement is also due to the gradual risk normalization of the growing portfolio, as it moves towards the pre-COVID-19 risk profile (see item (f) about COVID-19 impacts).

28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	06/30/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	6,101,889	85.2%	211,733	30.4%	3.5%

Stage 2	702,761	9.8%	223,076	32.0%	31.7%
Absolute Trigger (Days Late)	230,613	32.8%	117,849	52.8%	51.1%
Relative Trigger (PD deterioration)	472,148	67.2%	105,227	47.2%	22.3%

Stage 3	358,551	5.0%	262,538	37.6%	73.2%
Total	7,163,201	100.0%	697,347	100.0%	9.7%

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	4,525,689	87.7%	127,358	32.6%	2.8%

Stage 2	440,105	8.5%	126,392	32.4%	28.7%
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%

Stage 3	196,359	3.8%	136,929	35.0%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

d) Credit loss allowance - by credit quality vs. stages

	06/30/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	4,917,290	68.6%	63,188	9.1%	1.3%
Stage 1	4,916,058	100.0%	63,126	99.9%	1.3%
Stage 2	1,232	0.0%	62	0.1%	5.0%

Satisfactory (5% <= PD <= 20%)	1,217,731	17.0%	113,533	16.2%	9.3%
Stage 1	1,024,431	84.1%	91,790	80.8%	9.0%
Stage 2	193,300	15.9%	21,743	19.2%	11.2%

Higher Risk (PD > 20%)	1,028,180	14.4%	520,626	74.7%	50.6%
Stage 1	161,400	15.7%	56,817	10.9%	35.2%
Stage 2	508,229	49.4%	201,271	38.7%	39.6%
Stage 3	358,551	34.9%	262,538	50.4%	73.2%
Total	7,163,201	100.0%	697,347	100.0%	9.7%

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	3,755,666	72.8%	40,480	10.4%	1.1%
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%

Satisfactory (5% <= PD <= 20%)	804,608	15.6%	71,149	18.2%	8.8%
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%

Higher Risk (PD > 20%)	601,879	11.6%	279,050	71.4%	46.4%
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

When compared to December 31, 2021, a change in the credit quality distribution is observed, with relative exposure moving to higher PD stages. This movement is explained by aforementioned risk normalization following the initial impacts of COVID-19. There is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets at stage 3 are classified as higher risk, which also accounts for a large proportion of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(18,388)	18,388	-	-
Transfers from Stage 2 to Stage 1	25,161	(25,161)	-	-
Transfers to Stage 3	(11,112)	(68,384)	79,496	-
Transfers from Stage 3	1,069	569	(1,638)	-
Write-offs	-	-	(100,089)	(100,089)
Net increase of loss allowance	82,709	166,535	143,436	392,680
New originations (a)	72,306	5,156	1,571	79,033
Changes in exposure of preexisting accounts (b)	84,647	2,025	137	86,809
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(74,244)	159,354	141,728	226,838
Changes to models used in calculation (c)	-	-	-	-
Effect of changes in exchange rates (OCI)	4,936	4,737	4,404	14,077
Loss allowance at end of the period	211,733	223,076	262,538	697,347

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of year	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Changes in exposure of preexisting accounts (b)	120,420	2,585	363	123,368
Net drawdowns, repayments, net remeasurement and movements due to risk changes	(161,906)	79,282	160,186	77,562
Changes to models used in calculation (c)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Loss allowance at end of the year	127,358	126,392	136,929	390,679

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Reflects the movements in exposure of accounts that already existed in the beginning of the period, as increase in credit limits. ECL effects were calculated as if risk parameters of the exposures at the beginning of the period were applied.

(c) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(321,566)	321,566	-	-
Transfers from Stage 2 to Stage 1	132,966	(132,966)	-	-
Transfers to Stage 3	(77,329)	(151,583)	228,912	-
Transfers from Stage 3	1,356	754	(2,110)	-
Write-offs	-	-	(100,089)	(100,089)
Net change of gross carrying amount	1,613,610	206,278	29,239	1,849,127
Effect of changes in exchange rates (OCI)	227,163	18,607	6,240	252,010
Gross carrying amount at end of the period	6,101,889	702,761	358,551	7,163,201

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

f) Credit loss allowance - COVID-19 impacts

As the COVID-19 pandemic started to spread in the year 2020, lockdowns and circulation restrictions were expected to severely harm the economy, pushing financial institutions and individuals to be more conservative about taking risks. In addition, the Brazilian government response included "Emergency Aid", all of which together caused a change in the portfolio credit behavior, reducing delinquency and other risk indicators.

As vaccination advanced and restrictions fell, mainly after the last quarter of 2021, the economy started to regain traction, laying ground for a resumption in risk-related activities.

In 2022, as the effects of the pandemic dimmed, the risk profile of the portfolio changed, moving in the direction of pre-COVID-19 levels, which is considered a risk normalization trend. Although early delinquencies have already normalized to pre-COVID-19 levels, later delinquencies are still on an expected lagged path of normalization.

14. Loans to customers

	6/30/2022	12/31/2021
Lending to individuals	1,952,511	1,392,350
Loan ECL allowance	(270,277)	(197,536)
Total receivables	1,682,234	1,194,814
Fair value adjustment - portfolio hedge (note 17)	(6,458)	-
Total	1,675,776	1,194,814

On June 30, 2022, as a result of the growth in the lending portfolio and its historical data, the Company reviewed the reasonable expectation of recovery for those receivables and concluded that partial write-off of the lending portfolio in arrears for 120 days was more appropriate compared to the previous estimate of 360 days, which took into account Nu's experience with credit card receivables. Therefore, to prevent the build-up of the gross loans, Nu applied an immediate partial write-off for loans for the amounts for which there is no reasonable expectation of recovery, as allowed under IFRS 9, with a portion of the loan being written off immediately. Following the partial write-off, the remaining balance is recognized in gross loans until the point at which there is no reasonable expectation of recovery. There is no effect in the statement of profit or loss due to the change in estimate, and the effect in the gross exposure and loss allowance balances for loans to customers are shown in item d) Credit loss allowance - changes.

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

a) Breakdown by maturity

The following table shows loans to customers by maturity on June 30, 2022, and December 31, 2021, considering each installment individually.

	06/30/2022		12/31/2021
	Amount	%	Amount	%
Installments overdue by:
<= 30 days	25,708	1.3%	13,423	1.0%
30 < 60 days	15,414	0.8%	8,948	0.6%
60 < 90 days	9,867	0.5%	5,757	0.4%
> 90 days	12,433	0.6%	19,411	1.4%
Total overdue installments	63,422	3.2%	47,539	3.4%

Installments not overdue due in:
Less than 1 year	1,637,874	83.9%	1,155,760	83.5%
Between 1 and 5 years	251,215	12.9%	189,051	13.1%
Total not overdue installments	1,889,089	96.8%	1,344,811	96.6%
Total	1,952,511	100.0%	1,392,350	100.0%

b) Credit loss allowance - by stages

The tables below show the credit loss allowance by stages as of June 30, 2022, and December 31, 2021.

	06/30/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	1,493,411	76.5%	70,311	26.0%	4.7%

Stage 2	376,686	19.3%	142,436	52.7%	37.8%
Absolute Trigger (Days Late)	84,626	22.5%	66,550	46.7%	78.6%
Relative Trigger (PD deterioration)	292,060	77.5%	75,886	53.3%	26.0%

Stage 3 (i)	82,414	4.2%	57,530	21.3%	69.8%
Total	1,952,511	100.0%	270,277	100.0%	13.8%

(i) The table above presents the loans to customers considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days. By applying the write-off of 360 days for stage 3, the impact in gross exposure and impairment allowance would be US$ 134,643.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	1,129,522	81.1%	68,926	34.9%	6.1%

Stage 2	200,040	14.4%	72,935	36.9%	36.5%
Absolute Trigger (Days Late)	39,510	19.8%	31,615	43.3%	80.0%
Relative Trigger (PD deterioration)	160,530	80.2%	41,320	56.7%	25.7%

Stage 3	62,788	4.5%	55,675	28.2%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

c) Credit loss allowance - by credit quality vs stages

	06/30/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	715,010	36.6%	7,015	2.6%	1.0%
Stage 1	689,003	96.4%	6,636	94.6%	1.0%
Stage 2	26,007	3.6%	379	5.4%	1.5%

Satisfactory (5% <= PD <= 20%)	833,570	42.7%	50,999	18.9%	6.1%
Stage 1	747,562	89.7%	45,123	88.5%	6.0%
Stage 2	86,008	10.3%	5,876	11.5%	6.8%

Higher Risk (PD > 20%)	403,931	20.7%	212,263	78.5%	52.5%
Stage 1	56,846	14.1%	18,552	6.9%	32.6%
Stage 2	264,671	65.5%	136,181	50.4%	51.5%
Stage 3	82,414	20.4%	57,530	21.3%	69.8%
Total	1,952,511	100.0%	270,277	100.0%	13.8%

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	424,161	30.5%	4,196	2.1%	1.0%
Stage 1	409,899	96.6%	4,002	95.4%	1.0%
Stage 2	14,262	3.4%	194	4.6%	1.4%

Satisfactory (5% <= PD <= 20%)	700,164	50.3%	47,779	24.2%	6.8%
Stage 1	656,647	93.8%	44,797	93.8%	6.8%
Stage 2	43,517	6.2%	2,982	6.2%	6.9%

Higher Risk (PD > 20%)	268,025	19.2%	145,561	73.7%	54.3%
Stage 1	62,976	23.5%	20,127	13.8%	32.0%
Stage 2	142,261	53.1%	69,759	47.9%	49.0%
Stage 3	62,788	23.4%	55,675	38.3%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1. Origination continues to grow with the gross carrying amount increasing by 40.2% in comparison to December 31, 2021.

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

d) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2021.

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(16,151)	16,151	-	-
Transfers from Stage 2 to Stage 1	6,410	(6,410)	-	-
Transfers to Stage 3	(9,810)	(54,785)	64,595	-
Transfers from Stage 3	123	1,024	(1,147)	-
Write-offs	-	-	(169,452)	(169,452)
Net increase of loss allowance	16,567	111,484	104,454	232,505
New originations (a)	159,362	26,684	2,792	188,838
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(142,795)	84,800	101,662	43,667
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	4,246	2,037	3,405	9,688
Loss allowance at end of the period	70,311	142,436	57,530	270,277

The table above presents the loss allowance considering the change in estimate of recovery and the partial write-off of receivables in arrears for more than 120 days, which increased the total write-off for the period in US$139,436. By applying the write-off of 360 days for stage 3, the impact in gross exposure and impairment allowance would have been less by US$139,436.

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Loss allowance at end of the year	68,926	72,935	55,675	197,536

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

(b) Relates to methodology changes that occurred during the period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the lending portfolio to demonstrate the effects of the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	06/30/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(175,185)	175,185	-	-
Transfers from Stage 2 to Stage 1	42,861	(42,861)	-	-
Transfers to Stage 3	(66,348)	(91,432)	157,780	-
Transfers from Stage 3	140	1,165	(1,305)	-
Write-offs	-	-	(169,452)	(169,452)
Net increase of gross carrying amount	504,392	128,306	29,355	662,053
Effect of changes in exchange rates (OCI)	58,029	6,283	3,248	67,560
Gross carrying amount at end of the period	1,493,411	376,686	82,414	1,952,511

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

15. Other credit operations

	06/30/2022	12/31/2021

Other credit operations	374,188	50,349
Total	374,188	50,349

Other credit operations in the amount of US$374,198 (US$50,349 as of December 31, 2021) are related to the acquisition of credit card receivables held by other participants of the credit card network.

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

16. Other assets

	06/30/2022	12/31/2021

Deferred expenses (i)	111,332	76,183
Taxes recoverable	92,425	71,865
Advances to suppliers and employees	23,166	23,958
Prepaid expenses	59,947	15,958
Judicial deposits (note 22)	18,643	17,480
Other assets	25,870	27,471
Total	331,383	232,915

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

17. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecast transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk), to reduce fair value fluctuations of fixed rate credit portfolio (hedge of interest rate risk of portfolio) and to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate taxes and social wages at RSU vesting or SOP exercise, as shown below.

	06/30/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	5,425,950	2	(795)
Exchange rate contracts - Future	113,136	629	(35)
Interest rate contracts - Swap	10,101	108	-
Currency - Non-deliverable forward contract (NDF)	85,284	88,104	(85,283)
Warrants (i)	100,000	33,823	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	95,554	377	-
Equity - Total Return Swap (TRS)	89,726	(13,109)	(398)
Total shown as derivatives	5,919,751	109,934	(86,511)

Designated as portfolio hedges
DI - Future (Credit derivative contracts) - notes 13 and 14	2,078,160	(6,670)	-
Total	7,997,911	103,264	(86,511)

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	3,671,709	10	(462)
Currency exchange rate contracts - Future	116,075	-	(3,899)
Interest rate contracts - Swap	9,523	24	(7)
Forward contracts	83,155	81,528	(82,775)
Warrants (i)	65,000	19,756	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	77,115	-	(135)
Total	4,022,577	101,318	(87,278)

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest up to US$200,000 in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. During 2022, the total amount agreed of US$200,000 was invested in the securitization vehicles, shown as part of the “investment funds” on note 12, and, consequently, US$100,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of June 30, 2022, the warrants' fair value was US$33,823, calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 25. The Company recognized a gain of US$14,067 during 2022.

Other derivative financial instruments

Futures contracts are traded on the B3, which is also the counterparty. Swap contracts are settled daily and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange is disclosed in note 12.

Nu Holdings entered into non-deliverable forward contracts to economically hedge the foreign exchange exposures on intercompany loans with subsidiaries.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	06/30/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Assets
Exchange rate contracts - Future	208,690	-	-	208,690
Currency - Non-deliverable forward contract (NDF)	85,284	-	-	85,284
Warrants	-	-	100,000	100,000
Interest rate contracts - Swap	-	-	10,101	10,101
Total assets	293,974	-	110,101	404,075

Liabilities
Equity - Total Return Swap (TRS)	-	89,726	-	89,726
Interest rate contracts - Future	4,469,370	894,806	61,774	5,425,950
Interest rate contracts - Future - portfolio hedge	805,388	1,044,221	228,551	2,078,160
Total liabilities	5,274,758	2,028,753	290,325	7,593,836
Total	5,568,732	2,028,753	400,426	7,997,911

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	-	-	116,074
Forward contracts	83,155	-	-	83,155
Warrants	-	-	65,000	65,000
Total assets	974,231	24,755	65,071	1,064,057

Liabilities
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	-	-	77,115
Interest rate contracts - Swap	-	-	9,523	9,523
Total liabilities	1,745,399	864,989	348,132	2,958,520
Total	2,719,630	889,744	413,203	4,022,577

The table below shows the breakdown by maturity of the fair value amounts:

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	06/30/2022
	Up to 12 months	Over 12 months	Total
Assets
Equity - Total Return Swap (TRS)	-	(13,109)	(13,109)
Interest rate contracts - Swap	-	108	108
Interest rate contracts - Future	2	-	2
Exchange rate contracts - Future	1,006	-	1,006
Currency - Non-deliverable forward contract (NDF)	88,104	-	88,104
Warrants	-	33,823	33,823
Interest rate contracts - Future - portfolio hedge	(6,670)	-	(6,670)

Liabilities
Equity - Total Return Swap (TRS)	-	(398)	(398)
Interest rate contracts - Future	(795)	-	(795)
Exchange rate contracts - Future	(35)	-	(35)
Currency - Non-deliverable forward contract (NDF)	(85,283)	-	(85,283)
Total	(3,671)	20,424	16,753

	12/31/2021
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	-	24
Forward contracts	81,528	-	81,528
Warrants	-	19,756	19,756

Liabilities
Interest rate contracts - Future	(69)	(393)	(462)
Exchange rate contracts - Future	(4,034)	-	(4,034)
Interest rate contracts - Swap	-	(7)	(7)
Forward contracts	(82,775)	-	(82,775)
Total	(5,324)	19,364	14,040

Analysis of derivatives designated as hedges

a) Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecast transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transaction and are exchange-traded and settled on a daily basis.

The Group applies hedge accounting to the forecast transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective. Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	06/30/2022	12/31/2021

Balance at beginning of the period / year	1,487	49
Fair value change recognized in OCI during the period	(12,737)	2,705
Total amount reclassified from cash flow hedge reserve to income statement during the period	4,585	(242)
to "Customer support and operation"	2,287	(91)
to "General and administrative expenses"	2,470	(136)
Effect of changes in exchange rates (OCI)	(172)	(15)
Deferred income taxes	3,268	(1,025)
Balance at end of the period / year	(3,397)	1,487

The material future transactions that are the object of the hedge are:

	06/30/2022			12/31/2021
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	25,088	70,332	95,420	78,401
Total	25,088	70,332	95,420	78,401

b) Hedge of portfolio's interest rate risk

The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates, which creates market risk due to changes of the Brazilian interbank deposits’ (CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk, and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy remains to reduce fair value changes of the part of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and monitors in a timely manner the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

The effectiveness test for the hedge is done in a prospective and retrospective way. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged object and on the hedge instrument market value. For the retrospective test, the market-to-market

41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

value change since the inception of the hedged object is compared to the hedge instrument. In both cases, the hedge is considered effective if the correlation is between 80% and 125%.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments - financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

Effectiveness ratio - changes in fair value

	06/30/2022
	Hedge Object		Hedge Instrument
	Asset	Liability	Fair value variation	Ratio
Interest rate risk
Retrospective - Portfolio hedge	(6,670)	-	(6,510)	94.3%
Prospective - Portfolio hedge	(62)	-	(66)	102.8%

c) Hedge of corporate taxes and social wages over share-based compensation

The Group's hedge strategy is to cover the future cash disbursement related to highly probable future transactions and accrued liabilities for corporate taxes and social wages at RSU vesting or SOP exercise from the variation of the Company's share price volatility. The derivative financial instruments used to cover the exposure are total return swaps ("TRS") in which one leg is indexed to the Company's stock price and the other leg is indexed to Secured Overnight Financing Rate ("SOFR") plus spread. The stock fixed at the TRS is a weighted average price. The hedge was entered into by Nu Holdings and therefore there is no income tax effect.

The Group applies the cash flow hedge for the hedge structure hence the market risk is replaced by an interest rate risk. The effectiveness assessment is performed monthly by (i) assessing the economic relationship between the hedged item and the hedging instrument; (ii) monitoring the credit risk impact in the hedge effectiveness; and (iii) maintaining and updating the hedging ratio. Given the possibility of forfeiture impacting the future cash forecast of the employee benefit plan, the Group under hedges the exposure to keep the hedging level within an acceptable coverage. The derivative fair value is measured substantially based on the stock price which is also used on the measurement of the provision or payment for corporate taxes and social wages, therefore there is no expectation for a mismatch to exist between the hedged item and hedging instrument at maturity other than the SOFR.

06/30/2022

Balance at beginning of the period	-
Fair value change recognized in OCI during the period	(13,507)
Total amount reclassified from cash flow hedge reserve to income statement during the period (i)	1,290
Balance at end of the period	(12,217)

(i) Presented as share-based compensation on general and administrative expenses.

42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

18. Instruments eligible as capital

	06/30/2022	12/31/2021
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	18,554	12,056
Total	18,554	12,056

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,554 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019, for the purposes of calculation of regulatory capital. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit or loss at its initial recognition. The gains of fair value changes arising from its own credit risk in the amount of US$3,329 were recorded in other comprehensive income (losses of US$1,051 in the year ended December 31, 2021). All other fair value changes and interests in the amount of US$9,480 (US$3,580 in the year ended December 31, 2021) were recognized as profit or loss.

	06/30/2022	12/31/2021
Balance at beginning of the period / year	12,056	15,492
Interest accrued	1,226	2,137
Fair value changes	8,254	(5,717)
Own credit transferred to OCI	(3,329)	1,051
Effect of changes in exchange rates (OCI)	347	(907)
Balance at end of the period / year	18,554	12,056

19. Financial liabilities at amortized cost – deposits

	06/30/2022	12/31/2021

Deposits by customers (i)
Bank receipt of deposits (RDB)	10,840,967	7,728,108
Deposits in electronic money	2,429,042	1,887,945
Bank receipt of deposits (RDB-V)	-	31,557
Time deposit (ii)	21,549	19,181
Other deposits	1,677	509
Total	13,293,235	9,667,300

(i) In June 2019, Nu Financeira's RDB was launched as an investment option in NuConta. Unlike the deposits in electronic money, Nu can use the resources from RDB’s deposits in other operations and as funding for the lending and credit card operations. RDB’s deposits have guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through NuConta, and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

In September 2020, Nu Financeira launched a new investment option – a RDB with maturity from 6 to 36 months and remuneration between 101% and 126% as of June 30, 2022 (between 102% and 126% on December 31, 2021) of the Brazilian CDI rate.

43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Deposits in electronic money include NuConta deposits as well as Conta NuInvest amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. Those deposits are required by BACEN to be invested in Brazilian government bonds.

(ii) In July 2020, the subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and maturity on July 7, 2022.

Breakdown by maturity

	06/30/2022
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	2,429,042	-	2,429,042
Bank receipt of deposits (RDB)	10,689,121	151,846	10,840,967
Time deposit	21,549	-	21,549
Other deposits	1,677	-	1,677
Total	13,141,389	151,846	13,293,235

	12/31/2021
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,887,945	-	1,887,945
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108
Bank receipt of deposits (RDB-V)	31,557	-	31,557
Time deposit	19,181	-	19,181
Other deposits	509	-	509
Total	9,602,547	64,753	9,667,300

20. Financial liabilities at amortized cost – payables to network

	06/30/2022	12/31/2021

Payables to credit card network (i)	5,849,506	4,882,159
Payables to clearing houses	81,460	-
Total	5,930,966	4,882,159

(i) Corresponds to the amount payable to the acquirers related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (“parcelado”) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Payables to credit card network	06/30/2022	12/31/2021

Up to 30 days	2,999,524	2,518,437
30 to 90 days	1,455,890	1,205,765
More than 90 days	1,394,092	1,157,957
Total	5,849,506	4,882,159

Collateral for credit card operations

As of June 30, 2022, the Group had US$401 (US$1,052 on December 31, 2021) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit or loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.92% per month on June 30, 2022 (0.20% on December 31, 2021).

21. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	06/30/2022	12/31/2021

Borrowings and financing	470,881	147,243
Securitized borrowings	-	10,011
Total	470,881	157,254

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	06/30/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Term loan credit facility (ii)	3,068	10,388	101,726	115,182
Syndicated loan (iii)	811	-	354,888	355,699
Total borrowings and financings	3,879	10,388	456,614	470,881

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter (i)	7,728	2,672	-	10,400
Term loan credit facility (ii)	3,064	10,113	123,666	136,843
Total borrowings and financings	10,792	12,785	123,666	147,243

(i) Corresponded to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, fully paid in April 2022.

(ii) Corresponds to two term loan credit facilities obtained by subsidiary Nu Servicios, in Mexican pesos, from:

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

a)	Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 9.14% (Mexican Interbanking Equilibrium Interest Rate (“TIIE”) + 1.40%) per annum as of June 30, 2022 (equivalent to 6.3% per annum as of December 31, 2021), and maturity date in July 2023 .
b)	JPMorgan México ("JP Morgan") in the total amount equivalent to US$80,000 on the issuance dates, with interest from 8.74% to 9.19% (TIIE + 1.0% and TIIE + 1.45%, respectively) per annum as of June 30, 2022 (from 6.1% to 6.9% per annum as of December 31, 2021), and maturity dates in November 2022 and July 2024.

(iii) Corresponds to a syndicated credit facility, in which Nu’s subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor. The amount of the credit facility is US$ 650,000, and as of June 30, 2022:

a)	Mexico used the total equivalent to US$332,189 on the issuance date, with interest equivalent to 8.74% per annum (TIIE + 1.00%) and maturity date in April 2025;
b)	Colombia used the total equivalent to US$25,000 on the issuance date, with interest equivalent to 6.76% per annum (Colombian Reference Banking Indicator ("IBR") + 1.00%) and maturity date in April 2025.

Changes to borrowings and financings are as follows:

	06/30/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Syndicated loan	Total

Balance at beginning of the period	10,400	136,843	-	-	147,243
Addition due to business combination	-	-	4,729	-	4,729
New borrowings	-	-	-	353,878	353,878
Payments – principal	(9,556)	(24,291)	(4,458)	-	(38,305)
Payments – interest	(1,910)	(3,884)	(568)	(1,760)	(8,122)
Interest accrued	43	3,894	158	2,564	6,659
Effect of changes in exchange rates (OCI)	1,023	2,620	139	1,017	4,799
Balance at end of the period	-	115,182	-	355,699	470,881

	12/31/2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Guarantees

The Company is guarantor to the above-mentioned borrowings from Colombia and Mexico. The subsidiary Nu Pagamentos also is guarantor to the BofA and JP Morgan borrowings. The total amount of the guarantees is US$470,000 as of June 30, 2022.

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	06/30/2022	12/31/2021
Balance at beginning of the period / year	10,011	79,742
Interest accrued	84	1,904
Payments – principal	(10,633)	(66,403)
Payments – interest	(134)	(1,976)
Effect of changes in exchange rates (OCI)	672	(3,256)
Balance at end of the period / year	-	10,011

22. Provision for lawsuits and administrative proceedings

	06/30/2022	12/31/2021

Tax risks	15,818	17,081
Civil risks	1,450	980
Labor risks	20	21
Total	17,288	18,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$15,818 as of June 30, 2022 (US$17,081 on December 31, 2021) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In July 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities, which is expected to occur by December 2023.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$1,450 (US$980 on December 31, 2021) considered sufficient to cover estimated losses from civil suits deemed probable.

47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	06/30/2022			12/31/2021
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period / year	17,081	980	21	15,995	470	4
Additions	-	980	11	2,240	2,204	18
Payments / Reversals	(2,382)	(553)	(14)	-	(1,644)	-
Effect of changes in exchange rates (OCI)	1,119	43	2	(1,154)	(50)	(1)
Balance at end of the period / year	15,818	1,450	20	17,081	980	21

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$4,401 and US$717, respectively (US$4,365 and US$454 on December 31, 2021). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of June 30, 2022, and December 31, 2021.

d) Judicial deposits

As of June 30, 2022, the total amount of judicial deposits shown as “Other assets” (note 16) is US$18,643 (US$17,480 on December 31, 2021) and is substantially related to the tax proceedings.

23. Deferred income

	06/30/2022	12/31/2021
Deferred revenue from points	30,878	25,462
Deferred annual fee	4,015	4,673
Other deferred income	1,702	522
Total	36,595	30,657

Deferred revenue from points and deferred annual fee are related to the Group's reward program for its credit card customers, called "Rewards".

24. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the interim condensed consolidated financial statements.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

In 2022, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit or loss.

a) Transactions with other related parties

	06/30/2022		12/31/2021
	Assets/ (Liabilities)	Revenues (expenses)	Assets (liabilities)

Others	872	(875)	299

25. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on June 30, 2022 and December 31, 2021 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on June 30, 2022, and December 31, 2021. The Group has not disclosed the fair values of financial instruments such as compulsory deposits at central banks, other financial assets at amortized cost, RDB and RDB-V and time deposit, because their carrying amounts are a reasonable approximation of fair value.

	06/30/2022			12/31/2021
	Book value	Fair value - Level 2	Fair value - Level 3	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	1,552,139			938,659
Credit card receivables	6,478,682	-	6,474,425	4,780,520	-	4,161,785
Loans to customers	1,682,234	-	1,830,737	1,194,814	-	1,324,513
Other credit operations	374,188	-	374,089	50,349	-	50,400
Other financial assets	61,136			18,493
Total	10,148,379	-	8,679,251	6,982,835	-	5,536,698

Liabilities
Deposits in electronic money	2,430,719	2,430,719	-	1,888,454	1,689,569	-
Deposits - RDB and RDB-V	10,840,967			7,759,665
Time deposit	21,549			19,181
Payables to network	5,930,966	5,687,569	-	4,882,159	4,755,304	-
Borrowings and financing	470,881	448,475	-	147,243	147,140	-
Securitized borrowings	-			10,011
Total	19,695,082	8,566,763	-	14,706,713	6,592,013	-

The book value from credit card receivables and loan to customers includes the amounts that are objects of the portfolio hedge, described in note 17. The credit risk components for both receivables are not part of the hedge strategy.

The valuation approach to specific categories of financial instruments is described below.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

i) Fair value models and inputs

Credit card: Credit card receivables and payables to network’s fair values are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and net interest spread. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Deposits: Most deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of June 30, 2022, and December 31, 2021, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	6/30/2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	7,546,323	-	-	7,546,323
United States	431,503	-	-	431,503
Colombia	469	-	-	469

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	6,053	-	6,053
Investment funds	-	373,484	-	373,484
Time deposit	-	422,930	-	422,930
Bill of credit (LC)	-	41	-	41
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,700	-	1,700
Corporate bonds and debentures	-	902,215	-	902,215
Equity instrument	-	-	23,017	23,017
Derivative financial instruments	89,112	(13,001)	33,823	109,934
Fair value adjustment - portfolio hedge	-	(6,670)	-	(6,670)
Collateral for credit card operations	-	401	-	401

Liabilities
Derivative financial instruments	86,113	398	-	86,511
Instruments eligible as capital	-	18,554	-	18,554
Repurchase agreements	-	16,913	-	16,913

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	12/31/2021
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,646,188	-	-	6,646,188
United States	830,124	-	-	830,124
Colombia	504	-	-	504

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	81,810	-	81,810
Investment funds	-	146,884	-	146,884
Time deposit	-	1,119,682	-	1,119,682
Bill of credit (LC)	-	14	-	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,508	-	1,508
Corporate bonds and debentures	-	121,783	-	121,783
Stocks issued by public-held company	158	-	-	158
Equity instrument	-	-	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	-	1,052	-	1,052

Liabilities
Derivative financial instruments	87,271	7	-	87,278
Instruments eligible as capital	-	12,056	-	12,056
Repurchase agreements	-	3,046	-	3,046

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. As a result, all the government bonds are included in level 1 as they are traded in active markets. Fair values are the quoted prices on the secondary market, published by the Brazilian Association of Financial and Capital Market Entities (“Anbima”). Corporate bonds and investment fund quotes, whose valuation is based on observable data, such as interest rates and yield curves, supported by the market, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified in level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves based on interest rate futures and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas Partnership are fair valued using a Black-Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as input that are not directly observable.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

c) Transfers between levels of the fair value hierarchy

For the six-month period ended June 30, 2022 and the year ended December 31, 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

26. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the six-month period ended June 30, 2022 and 2021:

	06/30/2022	06/30/2021
Loss before income tax	(92,263)	(59,905)
Tax rate (i)	40%	40%
Income tax benefit	36,905	23,962

Permanent additions/exclusions
Share-based payments	(985)	(8,541)
Customers gifts	(72)	(125)
Operational losses and others	(4,978)	(1,766)
Effect of different tax rates - subsidiaries and parent company	(12,792)	(16,972)
Other non-deductible expenses	(669)	(1,356)
Income tax	17,409	(4,798)

Current tax expense	(195,301)	(83,756)
Deferred tax benefit	212,710	78,958
Income tax in the statement of profit or loss	17,409	(4,798)
Deferred tax recognized in OCI	221	761
Income tax	17,630	(4,037)
Effective tax rate	-18.9%	8.0%

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries and parent company”.

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of June 30, 2022, and December 31, 2021, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

		Reflected in the statement of profit or loss
	12/31/2021	Constitution	Realization	Foreign exchange	Reflected in OCI	6/30/2022

Provisions for credit losses	204,459	265,185	(92,796)	5,798	-	382,646
Provision PIS/COFINS - Financial Revenue	5,965	-	-	362	-	6,327
Other temporary differences	72,343	33,351	(12,974)	3,284	-	96,004
Total deferred tax assets on temporary differences	282,767	298,536	(105,770)	9,444		484,977

Tax loss and negative basis of social contribution	77,985	37,256	(4,194)	2,893	-	113,940
Deferred tax assets	360,752	335,792	(109,964)	12,337	-	598,917

Futures settlement market	(18,850)	(12,990)	8,944	(613)	-	(23,509)
Fair value changes - financial instruments	(2,144)	(455)	165	(113)	(3,047)	(5,594)
Others	(8,340)	(5,822)	23	(41)	-	(14,180)
Deferred tax liabilities	(29,334)	(19,267)	9,132	(767)	(3,047)	(43,283)

Fair value changes - cash flow hedge	1,057	7,650	(10,633)	2,983	3,268	4,325
Deferred tax recognized during the period		324,175	(111,465)		221

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

			Reflected in the statement of profit or loss
	12/31/2020	Business combination	Constitution	Realization	Foreign exchange	Reflected in OCI	12/31/2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	-	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	-	5,965
Other temporary differences	41,982	585	52,157	(18,394)	(3,987)	-	72,343
Total deferred tax assets on temporary differences	116,535	626	250,077	(71,124)	(13,347)	-	282,767

Tax loss and negative basis of social contribution	8,596	4,201	67,939	-	(2,751)	-	77,985
Deferred tax assets	125,131	4,827	318,016	(71,124)	(16,098)	-	360,752

Futures settlement market	-	-	(19,137)	-	287	-	(18,850)
Fair value changes - financial instruments	(8,741)	-	(170)	6,849	(1,387)	1,305	(2,144)
Others	-	-	(14,524)	4,744	1,440	-	(8,340)
Deferred tax liabilities	(8,741)	-	(33,831)	11,593	340	1,305	(29,334)

Fair value changes - cash flow hedge	32	-	-	-	-	1,025	1,057
Deferred tax recognized during the period			284,185	(59,531)		2,330

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

27. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of June 30, 2022 and December 31, 2021.

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2020		222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652
SOPs exercised and RUSs vested		6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased		(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Issuance of preferred shares (Series G)		-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination		-	8,019,426	-	-	-	-	8,019,426	48,116,556
Issuance of preferred shares (Series G-1)		-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares		-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued		-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of Class A shares - Cognitect acquisition		-	-	-	-	107,489	-	107,489	644,934
Issuance of Class A shares - Spin Pay acquisition		-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split		-	2,343,168,940	-	12,500	298,991,790	958,537,595	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split		-	2,811,802,728	-	15,000	358,790,148	1,150,245,114	4,320,852,990	4,320,852,990
Preferred shares converted into class A shares		-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares		-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program		-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO		-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO		-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555
Total as of December 31, 2021		-	-	-	-	3,459,743,431	1,150,245,114	4,609,988,545	4,609,988,545
Conversion of shares class B to A		-	-	-	-	35,752,548	(35,752,548)	-	-
SOPs exercised and RUSs vested		-	-	-	-	42,104,015	-	42,104,015	42,104,015
Shares withheld for employees' taxes	10	-	-	-	-	(3,299,669)	-	(3,299,669)	(3,299,669)

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Issuance of shares due to IPO over-allotment	-	-	-	-	27,555,298	-	27,555,298	27,555,298
Total as of June 30, 2022	-	-	-	-	3,561,855,623	1,114,492,566	4,676,348,189	4,676,348,189

Shares authorized and unissued	Note	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration		-	-	12,332,282	12,332,282
Reserved for the share-based payments		-	-	419,955,287	419,955,287
Reserved for the issuance of the Award	10	-	-	104,006,193	104,006,193
Shares authorized which may be issued class A or class B		-	-	43,390,799,259	43,390,799,259
Shares authorized and unissued as of June 30, 2022		-	-	43,927,093,021	43,927,093,021

Shares authorized issued		3,561,855,623	1,114,492,566	4,676,348,189	4,676,348,189
Total as of June 30, 2022		-	-	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

a) Share events

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

As of June 30, 2022, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on June 30, 2022 and December 31, 2021, and the total amount of share capital was US$83 (US$83 as of December 31, 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2022 and 2021:

Event	Capital and share premium reserve

Issuance of preferred shares (Series F-1)	400,915
Issuance of preferred shares (Series G)	400,000
Issuance of preferred shares (Series G-1)	400,000
Shares issued on IPO over-allotment	247,998
Total presented as equity	1,448,913

In January 2021, Nu Holdings completed the preferred shares issuance – Series G – in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company’s share-based compensation program.

In May 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

In January 2022, Nu Holdings issued an additional 27,555,298 ordinary class A shares due to the over-allotment option ("Green Shoe") exercised by the underwriters.

57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	06/30/2022	12/31/2021
Accumulated losses	(411,282)	(336,484)
Share-based payments reserve	315,371	208,075
Total attributable to shareholders of the parent company	(95,911)	(128,409)
Accumulated profit (loss) attributable to non-controlling interests	-	(341)
Total accumulated losses	(95,911)	(128,750)

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the six-month period ended on June 30, 2022 and the year ended December 31, 2021, the following shares were repurchased (after the 6-for-1 forward share split):

	06/30/2022	12/31/2021
Quantity of shares repurchased	-	1,221,858
Total value of shares repurchased	-	4,607
Quantity of shares withheld - RSU	3,299,669	4,230,864
Total value of shares withheld - RSU	28,360	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the interim condensed consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the interim condensed consolidated statement of profit or loss in the periods in which the hedged items affect it, for example, in the case of the cash flow hedge.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	06/30/2022	12/31/2021
Cash flow hedge effects, net of deferred taxes	(15,614)	1,487
Currency translation on foreign entities	(96,919)	(110,936)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(17,863)	1,741
Own credit adjustment effects	1,810	(1,519)
Total	(128,586)	(109,227)

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

28. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives, including those that must comply with applicable regulatory requirements. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on financial results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

  Credit risk;
  Liquidity risk;
  Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
  Operational Risk / Information Technology (IT) Risk;
  Regulatory Risk;
  Compliance Risk; and
  Reputational Risk.

b) Risk management structure

Nu considers Risk Management an important pillar of the Group's strategic management. The risk management structure broadly permeates the entire Company, allowing risks to be properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy and its implementation, to support Management in minimizing its losses, as well as maximizing its profits and supporting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and capital management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy and capital development. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

●	First line: business functions and support functions/areas or activities that generate exposure to risks, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it ensures an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of Internal Audit, it is responsible for periodically independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to management, to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, to assist the Board of Directors in the performance of its risk management and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by geos). It consists of at least three members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies, as well as review their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.

●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology risks ("IT"), data protection, Compliance, fraud prevention, anti-money laundering ("AML"), stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include credit, market, liquidity, operational, information technology, regulatory, compliance, reputational and capital. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●	Credit risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure is independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

●	Establishing governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitoring and notifying management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identifying and assessing inherent risks and respective mitigators in the launch of new products and significant changes in existing processes;

●     Estimating of expected losses according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	06/30/2022	12/31/2021

Cash and cash equivalents	3,701,020	2,705,675

Securities	856,994	815,962
Derivative financial instruments	109,934	101,318
Collateral for credit card operations	401	1,052
Financial assets at fair value through profit or loss	967,329	918,332

Securities	8,850,741	8,163,428
Financial assets at fair value through other comprehensive income	8,850,741	8,163,428

Compulsory and other deposits at central banks	1,552,139	938,659
Credit card receivables	6,478,470	4,780,520
Loans to customers	1,675,776	1,194,814
Other credit operations	374,188	50,349
Other financial assets	61,136	18,493
Financial assets at amortized cost	10,141,709	6,982,835
Total	23,660,799	18,770,270

●	Liquidity risk

Liquidity risk is defined as:

●	the ability of a bank to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

●     the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying what Nu believes to be a severe stress scenario to these cash flows, in order to measure that the volume of high-quality liquid assets that the Group has is sufficient even in adverse situations. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the event of a deterioration of the liquidity indicators.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Primary sources of funding - by maturity

	06/30/2022				12/31/2021
Funding sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	10,689,121	151,846	10,840,967	95%	7,663,355	64,753	7,728,108	97%
Bank receipt of deposits (RDB-V)	-	-	-	0%	31,557	-	31,557	1%
Time deposit	21,549	-	21,549	1%	19,181	-	19,181	0%
Borrowings and financing	14,267	456,614	470,881	4%	23,577	123,666	147,243	2%
Instruments eligible as capital	-	18,554	18,554	0%	-	12,056	12,056	0%
Total	10,724,937	627,014	11,351,951	100%	7,737,670	200,475	7,938,145	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities and their contractual maturities:

	06/30/2022
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	86,511	86,512	1,228	85,284	-	-
Instruments eligible as capital	18,554	26,494	-	-	-	26,494
Repurchase agreements	16,913	16,913	16,913	-	-	-
Deposits in electronic money (*)	2,429,042	2,429,042	2,429,042	-	-	-
Bank receipt of deposits (RDB)	10,840,967	11,108,374	9,868,826	99,866	941,719	197,963
Time deposit	21,549	21,606	21,606	-	-	-
Other deposits	1,677	1,677	1,677	-	-	-
Payables to credit card network	5,849,506	5,849,506	2,997,975	1,457,439	1,392,914	1,178
Borrowings and financing	470,881	577,909	1,337	9,817	73,942	492,812
Total	19,735,600	20,118,033	15,338,604	1,652,406	2,408,575	718,447

(*) In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$3,304,079 to the Brazilian Central Bank as of June 30, 2022 (US$2,271,585 as of December 31, 2021).

(i) The gross nominal outflow was projected considering the exchange rate of Brazilian reais, Mexican pesos and Colombian pesos to US$ as of June 30, 2022 (R$5.2568, MXN20.1183 and COP4,155.11 per US$1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

●	Market risk and interest rate risk in the banking book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rate risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to the bank’s capital and earnings arising from adverse movements in interest rates that affect the bank’s banking book positions.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR, calculated using a confidence level of 95% and a holding period of 1 day, by a historical simulation approach, with a 5-year window. VaR for Nu Holdings is considering only financial assets held directly by Nu Holdings, and it is not considering assets in other countries, including Brazil, Mexico and Colombia. Since the last interim condensed consolidated financial statements as of March 31, 2022, the Company changed the VaR model for Nu Holdings, which now uses a confidence level of 99% and a holding period of 10 days. These changes were undertaken so that the risk reflects the management of the amounts.

VaR	06/30/2022	12/31/2021

Nu Financeira / Nu Pagamentos (Brazil) (1)	1,481	1,012
Nu Financeira (1)	166	683
Nu Pagamentos	1,507	464
Nu Holdings	23,247	340

(1) Includes Nu Financeira and its subsidiary Nu Invest.

●     Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon
DV01	06/30/2022	12/31/2021	06/30/2022	12/31/2021

Nu Financeira / Nu Pagamentos (Brazil) (1)	75	4	(4)	(2)
Nu Financeira (1)	64	(2)	(4)	(2)
Nu Pagamentos	11	6	-	-

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

(1) Includes Nu Financeira and its subsidiary Nu Invest.

The following analysis is Nu Holding's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the US Risk-Free Curve:

Curve	US Risk-Free Curve
DV01	06/30/2022	12/31/2021

Nu Holdings	(203)	(103)

In Brazil, the interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of June 30, 2022 and December 31, 2021.

To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

●	Foreign exchange (FX) risk

The financial information may exhibit volatility due to the Group’s operations in foreign currencies, such as the Brazilian real and Mexican and Colombian pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of June 30, 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency of the entities in Brazil is the Brazilian Real, but has operational costs in reais, US dollars and Euros. Certain costs in US Dollars and Euros, or intercompany loans in US dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there is new exposure. Hedge transactions are rolled out as costs and borrowings are paid, and adjusted when internal cost projections change. As a result, the financial statements have small exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls, covering risks such as system and services disruption, external fraud and failures in activities in payment scheme arrangements. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●     Information Technology ("IT") risk

IT risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), identify and access management (unauthorized access to sensitive information), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. Information Technology risks, including cyber risk, are a priority area for the Company thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Regulatory risk

In a complex and highly regulated environment, legislative and regulatory initiatives may result in significant changes to Nu's regulatory framework and consequently its business activities.

To address such risks Nu maintains teams in Brazil, Colombia and Mexico dedicated to monitoring these changes and engaging to explain their potential impacts to the company and the broader financial industry.

Legislative and regulatory initiatives that can present a material impact to the company are brought to the attention of the Risk Committee and the management team allowing the company, when necessary, to adjust its strategy and decide on the best course of action to deal with such changes.

●	Compliance risk

As the Group operates in a highly regulated environment, a Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel. Some examples include the AB&C risks, conflict of interest, related parties, insider trading as well as any violations from Nu's Code of conduct.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams. By not being in compliance with laws and regulations, the company may be exposed to sanctions, loss of license as well as potential criminal implications on management.

Nu's Anti Money Laundering Program represents the global framework and guidelines for AML/CTF and is the basis for the AML team's strategic planning. It involves the risk of the company being exposed to sanctions for not implementing controls to avoid AML or terrorism financing.

The Program is structured in three levels - strategic, tactical and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

●	Reputational risk

The Group believes that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Unfavorable events in different risk areas such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

●     Stress testing

The stress testing program considers shocks/impacts to Nu's main products, such as credit cards, personal loans and funding instruments, in addition to their respective sub-products. Scenarios are considered in which stress is applied in isolation, at different levels of intensity and probability, and also scenarios in which managerial actions are considered to increase the company's resilience and preserve its capital and liquidity indicators.

The proposed scenarios are presented to the Stress Testing Technical Forum. The scenarios to be addressed, duration and severity and plausibility of each shock are discussed, as well as the ways in which they will be modeled and the level of detail required. After modeling and executing the tests, the results are submitted to the appropriate committees and technical forums, an integral part of Nu's risk management structure. The proposed actions aimed at ensuring the Organization's resilience are discussed and approved. The Stress Testing Program is updated annually and defines which tests the team must undertake in the next 12 months.

67

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

29. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval by the Executive Directors.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements in Brazil: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,958/21.
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by the CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by the CNBV, which is comparable to the Basel Ratio methodology.

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements. Additionally, the Group has commenced operations in Colombia and will comply with local rules as soon as regulatory requirements are applicable in this jurisdiction.

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

●	Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible for Additional Tier I on the date of these interim condensed consolidated financial statements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

68

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil. Notwithstanding the minimum capital adequacy ratio provided under CMN Resolution No. 4,958/21, upon being granted its financial institution license in 2018, Nu Financeira undertook a commitment to operate with a higher Basel Committee minimum capital adequacy ratio of 14.0% during its first five years of operations (i.e., until 2023).

Financial Conglomerate	06/30/2022	12/31/2021

Regulatory Capital	765,063	485,498
Tier I	591,505	467,225
Common Equity	591,505	467,225
Tier II	173,558	18,273

Risk Weighted Assets (RWA)	3,536,501	2,144,499
Credit Risk (RWA CPAD)	2,932,063	1,891,177
Market Risk (RWA MPAD)	27,933	14,825
Operational Risk (RWA OPAD)	576,505	238,497

Capital Required	371,333	225,172

Margin	393,730	260,325
Basel Ratio	21.6%	22.6%

RBAN - Capital Required	32,222	896
Margin considering RBAN	361,508	259,429

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio and its minimum requirement for Nu Pagamentos, required by the current regulation in Brazil.

69

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

Nu Pagamentos	06/30/2022	12/31/2021

Adjusted Equity	656,665	570,418

Max Amount	3,310,629	2,487,136
Monthly average of payment transactions	3,310,629	2,487,136
Balance of electronic currencies	2,270,117	1,693,514

Capital Requirement Ratio	19.8%	22.9%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by the CNBV.

As of June 30, 2022, its Regulatory Capital position was equivalent to US$2,700 (US$4,435 on December 31, 2021), resulting in a Capital ratio of 467%, with 10.5% the minimum required for Category 1 SOFIPO.

30. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the interim condensed consolidated statement of profit or loss and comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income or loss, as well as the interim condensed consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

70

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2022

	Revenue (a)				Non-current assets (b)
	Three-month period ended		Six-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021	06/30/2022	12/31/2021

Brazil	761,811	279,163	1,374,242	485,931	514,805	491,805
Mexico	42,808	4,322	69,988	6,224	11,460	8,235
Colombia	3,676	26	5,073	36	2,301	650
Cayman Islands	-	-	-	-	61,041	831
Germany	-	-	-	-	121	150
Argentina	-	-	-	-	-	73
United States	312	-	795	-	5,750	6,187
Total	808,607	283,511	1,450,098	492,191	595,478	507,931

(a) Includes interest income (credit card, lending and other credit operations), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the six-month period ended June 30, 2022 and year ended December 31, 2021.

31. Non-cash transactions

06/30/2022

Oivia's acquisition - share consideration	36,671

32. Subsequent events

a) Change in capital adequacy ratio for Nu Financeira

On July 14, 2022, the Brazilian Central Bank informed that the subsidiary Nu Financeira is no longer required to comply with the higher capital adequacy ratio of 14.0% set out in the commitment described in note 29; however, that it should remain complying with the capital adequacy requirements set out under CMN Resolution No. 4,958/21, as typically applied to financial institutions in Brazil, and establishes a minimum Basel index of 10.5%.

b) Approval of incorporation of a financing company in Colombia

On August 10, 2022, the Financial Superintendence of Colombia ("SFC") approved the Group's request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A ("Nu Colombia Financiamiento") ("Incorporation License"). This will enable Nu Colombia to offer deposit products in the future, amongst other financial products.

71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 11, 2022